June 6, 2025

Via Edgar Transmission

Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Kandal M Venture Ltd Amendment No. 4 to Registration Statement on Form F-1 Filed May 30, 2025 File No. 333-282786

Dear Ms. Purnell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 3, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Registration Statement on Form F-1 Management Compensation of

Directors and Executive Officers, page 114

1.	Please update your compensation disclosure to reflect the fiscal year ended March 31, 2025.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 114 of the Registration Statement.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com